Roscoe Postle Associates Inc.                                Suite 501, 55 University Avenue, Toronto, ON M5J 2H7

  T (416) 947-0907  F (416) 947-0395

        www.rpacan.com

CONSENT OF QUALIFIED PERSON

TO:

All Canadian Securities Regulatory Authorities (SEDAR)

United States Securities and Exchange Commission (EDGAR)

Toronto Stock Exchange (SEDAR)

NYSE Amex (EDGAR)

Re:

Mineral Resource and Mineral Reserve Estimates as of December 31, 2010 and the Technical Report on the Casa Berardi Mine, March 28, 2011 (the "Report") prepared for Aurizon Mines Ltd. (the “Company").

I, Bernard Salmon, ing., do hereby confirm that I am a qualified person under National Instrument 43-101 and a co-author of the Report.

This letter is being filed as the consent to the public filing of and to extracts from, or summaries of, the Report in the Company's Annual Information Form for the fiscal year ended December 31, 2010 (the "AIF") and to being named in the AIF.

I confirm that I have read the written disclosure in the AIF stated to be derived from the Report and that it fairly and accurately represents the information contained in the Report.

The undersigned further acknowledge that the AIF will be filed as an Exhibit to the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2010 (the “Form 40-F”) and consent to RPA being named in the Form 40-F and authorize the use of the information represented therein relating to the Report.

Dated this 30th day of March, 2011.

(Signed) “Bernard Salmon”

Bernard Salmon, Eng.

Consulting Geological Engineer